This filing is made pursuant to rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-52484.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 16, 2002

                                50,000,000 UNITS
                      OF LIMITED LIABILITY COMPANY INTEREST
                               VESTIN FUND II, LLC
                                ----------------

     Vestin Fund II, LLC is a Nevada limited liability company (the "Fund"). We invest in mortgage loans, which are loans where our collateral is real property. The loans will be selected for us by our manager, Vestin Mortgage, Inc. (formerly Capsource, Inc.; "Vestin Mortgage" or "Manager" or "Managing Member"). Vestin Mortgage will originate and service our mortgage loans and will be responsible for our day to day operations.

     We are offering and selling to the public up to a maximum of 50,000,000 units for $10.00 per unit. This Offering includes units to be issued under our distribution reinvestment plan.

============================================================================================================
                                              PRICE TO          SELLING COMMISSIONS/          PROCEEDS TO
                                               PUBLIC          EXPENSE REIMBURSEMENT(2)        THE FUND
------------------------------------------------------------------------------------------------------------
Per Unit............................           $10.00                    --                     $10.00
Total Maximum.......................     $500,000,000.00(1)              --               $500,000,000.00(1)
============================================================================================================

     (1)  Includes units purchased under our distribution reinvestment plan.

     (2) All selling commissions and expenses related to this Offering will be paid by Vestin Mortgage. Vestin Mortgage received a deemed capital contribution of 110,000 units in respect of Offering expenses paid by Vestin Mortgage to non-affiliated third parties. Vestin Mortgage will not be reimbursed or credited for any further Offering expenses it incurs.

     Of the total net proceeds we receive from this Offering, we intend to use 3% as a cash reserve and we intend to invest 97% in mortgage loans. As of September 30, 2002, we raised approximately $280,000,000 from this Offering. If the maximum number of units are sold, we will have $485,000,000 to invest in mortgage loans.

     The most significant risks to your investment include:

     *    Restricted right to sell or transfer your units

     *    Investment in unspecified mortgage loans

     *    Restricted distributions and increased risk due to leveraging

     *    Total reliance on Vestin Mortgage

     *    Conflicts of interest for Vestin Mortgage

     *    Payment of substantial fees to Vestin Mortgage

     * Recent organization, limited operating history, and lack of external financing sources.

     *    Tax risks of the Offering and membership in the Fund

     *    Limited voting rights of investors

    YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS BEGINNING ON
                           PAGE 10 OF THE PROSPECTUS.

     Units will be sold by Vestin Capital, Inc. (formerly DM Financial Services, Inc.; "Vestin Capital"), the lead dealer selling our units in this Offering, as well as by Vestin Mortgage, where permitted. Vestin Capital and Vestin Mortgage are both owned by the same company, Vestin Group, Inc. (formerly known as Sunderland Corporation; "Vestin Group").

     You must purchase at least 200 units for $2,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement and make the representations and warranties included in that agreement. We will sell up to 50,000,000 units. We will terminate the Offering on the earlier of June 30, 2003 or the date on which the sale of the 50,000,000 units offered is completed.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

                                NOVEMBER 22, 2002

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
1. Management.............................................................     4
2. Conflicts of Interest..................................................     5
3. Selected Financial Data................................................     6
4. Management's Discussion and Analysis of Financial Condition and
     Results of Operations................................................     7
5. Quantitative and Qualitative Disclosures about Market Risk.............    17
6. Financial Statements for the Three Month Period Ended
     September 30, 2002 (unaudited).......................................    18
7. Financial Statements for the Transition Period Ended June 30, 2002.....    27

                                   MANAGEMENT

The "Management" section of the Prospectus is hereby supplemented to add the following information:

John W. Alderfer was appointed the Chief Financial Officer of Vestin Group in September 2002. From October 1998 to September 2002, Mr. Alderfer was retired. From September 1996 to October 1998, Mr. Alderfer was a Director, Vice President, Treasurer, and Chief Financial Officer of Interactive Flight Technologies, Inc. From September 1990 to June 1996, Mr. Alderfer was Senior Vice President, Treasurer, and Chief Financial Officer of Alliance Gaming Corporation. Mr. Alderfer is the former Senior Vice President, Corporate Controller and Chief Accounting Officer of Summa Corporation and The Hughes Corporation, 100% owned by the Estate of Howard R. Hughes. Mr. Alderfer received his BBA degree in accounting from Texas Tech University. He is a Certified Public Accountant.

Lance K. Bradford has been the President of Vestin Group since January 2001. In addition, Mr. Bradford has been a director, Chief Financial Officer, Treasurer and Secretary of Vestin Mortgage and Treasurer and a director of Vestin Group since April 1999. Mr. Bradford also acts as the functional equivalent of a Chief Financial Officer for both Vestin Fund I and Vestin Fund II. Mr. Bradford was also the Chief Financial Officer of Vestin Group from 1999 to September 2002 and the Corporate Secretary of Vestin Group from 1999 to 2000. Since 1992, Mr. Bradford has been a partner in L.L. Bradford & Company, Las Vegas, Nevada, a Certified Public Accounting firm that he founded. From 1988 to 1991, Mr. Bradford served as an accountant with Ernst & Young International. Mr. Bradford received a Bachelor of Science degree in Accounting from the University of Nevada, in Reno, Nevada.

                              CONFLICTS OF INTEREST

     The relationships among us, Vestin Mortgage and the directors and other affiliates of Vestin Mortgage will result in various conflicts of interest as described on Pages 49 through 51 of the Prospectus. This section of the prospectus supplement provides supplemental information regarding Pages 49 through 51 of the Prospectus as follows:

     Conflicts of Interest Involving inVestin Nevada, Inc.

     Vestin Mortgage has recently entered into an agreement to provide management services to inVestin Nevada, Inc. ("inVestin Nevada"). inVestin Nevada is a Nevada corporation wholly owned by Mr. Shustek, the Chief Executive Officer and majority shareholder of Vestin Group, Inc., the parent of our Manager, Vestin Mortgage. inVestin Nevada was formed on September 12, 2002, and is seeking to raise up to $100,000,000 through the sale of subordinated notes to Nevada residents pursuant to a registration statement filed with the Securities Division of the Nevada Secretary of State and in reliance upon the exemptions from such registration requirements provided for under Section 3(a)(11) of the Securities Act of 1933 and Rule 147 thereunder relating to intrastate offerings. inVestin Nevada has investment objectives similar to ours; however, it will make at least 80% of its investments in mortgages in properties in Nevada. As a result, the following additional conflicts of interest may arise involving inVestin Nevada: (i) Vestin Mortgage and its key people, Mr. Shustek, Ms. May, Mr. Bradford and Mr. Byrne, may have conflicts of interest in allocating their time and resources between our business and the activities of inVestin Nevada;
(ii) Vestin Mortgage's management of inVestin Nevada may also result in conflicts of interest over how Vestin Mortgage determines which loans are appropriate for us and which are appropriate for inVestin Nevada; and (iii) if Vestin Mortgage determines that we should co-invest in a loan with inVestin Nevada (pursuant to NASAA Guidelines), our investment will be on substantially the same terms as those of inVestin Nevada and a conflict of interest may arise between us and inVestin Nevada if the borrower defaults on the loan and each of us seeks to protect our interests in the loan and in the property securing the loan. For more information, please see Pages 49 through 51 of the Prospectus.

     Conflicts of Interest Involving Our Participation in Loans With Publicly Registered Affiliates

     We may participate in mortgage loans with publicly registered affiliates if the investment objectives of the participants are substantially identical, there are no duplicate fees, the sponsors receive substantially identical compensation, the investment of each participant is on substantially the same terms, and the participants have a right of first refusal with regard to the sale of any participant's interest in such loans. There is a potential risk of impasse on joint venture decisions among the participants if any such investment is made on a 50/50 basis and no participant has control. In addition, there is a potential risk that, while a participant may have the right to buy an asset from the partnership or joint venture, it may not have the resources to do so. We will not participate in mortgage loans with non-publicly registered affiliates, except as permitted under the NASAA Guidelines.

                             SELECTED FINANCIAL DATA

BALANCE SHEET DATA

                                                                                AS OF:

                                                      SEPTEMBER 30, 2002     JUNE 30, 2002      DECEMBER 31, 2001
                                                      ------------------     -------------      -----------------
                                                         (UNAUDITED)
     ASSETS:
     Investment in mortgage loans ..................     $266,983,765         $222,058,326         $117,236,471

     Cash and other assets .........................     $ 41,122,904           11,068,810           11,221,418
                                                         ------------         ------------         ------------
        Total assets ...............................     $308,106,669         $233,127,136         $128,457,889
                                                         ============         ============         ============
     LIABILITIES AND MEMBERS' EQUITY:
     Total liabilities .............................     $ 26,347,360         $    650,765         $    269,078
                                                         ------------         ------------         ------------
     Total members' equity .........................     $281,759,309         $232,476,371         $128,188,811
                                                         ------------         ------------         ------------
       Total liabilities and members'equity ........     $308,106,669         $233,127,136         $128,457,889
                                                         ============         ============         ============

INCOME STATEMENT DATA

                                                       3 MONTHS ENDED      3 MONTHS ENDED      6 MONTHS ENDED     FISCAL YEAR ENDED
                                                     SEPTEMBER 30, 2002  SEPTEMBER 30, 2001     JUNE 30, 2002     DECEMBER 31, 2001
                                                     ------------------  ------------------     -------------     -----------------
                                                         (UNAUDITED)         (UNAUDITED)
     Total revenues.................................     $ 8,853,369         $ 1,094,999         $11,504,100         $ 3,801,649
     Total expenses.................................     $ 1,014,717         $        60         $   781,081         $    86,959
     Net income.....................................     $ 7,838,652         $ 1,094,939         $10,723,019         $ 3,714,690
     Net income allocated to members................     $ 7,838,652         $ 1,094,939         $10,723,019         $ 3,714,690
     Net income allocated to members per
       weighted average membership units............     $      0.29         $      0.31         $      0.59         $      0.67
     Annualized net interest yield to
       members(a)(b)(c).............................            11.5%               12.4%               11.7%              12.37%
     Weighted average membership units(d)...........      27,196,217           3,535,728          18,236,615           5,548,510

----------
(a) The annualized net interest yield to unit holders for the three-month periods ended September 30, 2002 and 2001, respectively, are calculated based upon the net income allocated to unit holders per weighted average units as of September 30, 2002 and 2001 divided by 3 (the number of months during each period) and multiplied by twelve (12) months, then divided by ten (the $10 cost per unit).

(b) The annualized net interest yield to unit holders for the six-month transition period ended June 30, 2002 is calculated based upon the net income allocated to unit holders per weighted average units as of June 30, 2002 divided by 6 (the number of months during the period) and multiplied by 12 months, then divided by ten (the $10 cost per unit).

(c) The annualized net interest yield to unit holders for the fiscal year ended December 31, 2001 is calculated based upon the net income allocated to unit holders per weighted average units as of December 31, 2001 divided by 6.5 (the number of months the Fund was in operation during the period) and multiplied by 12 months, then divided by ten (the $10 cost per unit).

(d) The weighted average number of outstanding units is calculated based upon the daily number of outstanding units within each period.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Prior to June 14, 2001, we were a development stage company with no operational activities. We commenced the offering of our units in June 2001; that offering continues. Our financial results reflect the amount of capital we had available for investment in mortgage loans. Our past performance may not be indicative of future results. This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information regarding the Company appearing elsewhere in the Prospectus.

In June 2002, we changed our fiscal year end from December 31 to June 30.

OVERVIEW

Our primary business objective is to generate monthly income by investing in mortgage loans. We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional mortgage lenders. The loan underwriting standards our Manager utilizes are less strict than traditional mortgage lenders. In addition, one of our competitive advantages is our ability to approve loan applications more quickly than traditional lenders. As a result, in certain cases, we may make mortgage loans which are riskier than mortgage loans made by commercial banks. However, in return we seek a higher interest rate and our Manager takes steps to mitigate the lending risks such as imposing a lower loan to value ratio. While we may assume more risk than traditional mortgage lenders, in return, we seek to generate higher yields from our mortgage loans.

Our operating results are affected primarily by: (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans and (v) the level of foreclosures and related loan losses which we may experience. In June 2001, we commenced the sale of our units, raising approximately $280 million by September 30, 2002. That offering will continue until the earlier of June 2003 or such time as we raise $500 million. These funds, subject to a 3% reserve, will constitute the bulk of the funds we have available for investment in mortgage loans. We do not have any arrangements in place to increase materially the funds we will have available to invest from any other sources. See the discussion below under "Capital and Liquidity."

The US economy is currently suffering from a mild recession which began in 2001. However, we have not experienced a material slowdown in commercial real estate lending in the principal markets which we service. To some extent, more conservative lending practices implemented by some traditional mortgage lenders to cope with the recession have had the result of increasing the pool of potential borrowers willing to pay the higher rates which we charge. This trend has also enabled us to continue to earn yields of approximately 12% per annum, notwithstanding the decline in interest rates in the general economy. However, this trend has begun to be off-set by the continuing decline in interest rates which is putting downward pressure on the yields we can generate for Members. As a result, our annualized net interest yield to Members for the three-month period ended September 30, 2002 was 11.5%, compared to 12.4% for the same period in the prior year.

While our business has not been significantly impacted by the current recession, if the recession deepens or is prolonged, we would face a number of potential risks. A prolonged recession will likely dampen real estate development activity, thereby diminishing the market for our loans. In addition, if interest rates remain low for an extended period, it will be more difficult for us to continue to generate yields of 12% or better. Moreover, a deepening of the recession, or poor credit decisions by our Manager, may increase the default rate on our loans. To the extent that the efforts of our borrowers to develop and sell commercial real estate projects are adversely impacted by the status of the economy, we may experience an increase in loan defaults, which may reduce the amount of funds we have for distribution to our Members. In this regard, it should be noted that the weighted average maturity of our outstanding loans as of September 30, 2002 was 12 months, compared to 11 months at December 31, 2001.

Accordingly, adverse economic conditions during the next year could have a material impact on the collectibility of our loans. Recognizing this risk, we seek to maintain low loan to value ratios which, as of September 30, 2002, were 59% on a weighted average basis. In this manner, we hope to retain sufficient cushion in the underlying equity position to protect the value of our loan in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results.

Historically, our Manager has focused its operations on Nevada and certain Western states. Because our Manager has a significant degree of knowledge with respect to the real estate markets in such states, it is likely most of our loans will be concentrated in such states. As of September 30, 2002, 32% of the principal amount of our loans were secured by real estate in Nevada, while 31%, 16%, 13%, and 4% were secured by real estate in Texas, California, Arizona, and Hawaii, respectively. Such geographical concentration creates greater risk that any downturn in such local real estate markets could have a significant adverse effect upon our results of operations. Commercial real estate markets in Nevada have continued to prosper, with significant borrowing activity, throughout the current recession. However, the rate of growth appears to be slowing. The commercial real estate markets in Texas, Arizona and California also appear to be relatively unaffected by the recession. Hawaii has been adversely affected by the downturn in tourism after September 11, 2001. Continued weakness in the tourism market may have significant adverse effects on real estate lending in Hawaii. As noted above, if the recession continues for an extended period or deepens, particularly in any of the identified states, our operating results could be adversely affected.

We commenced our business operations on June 14, 2001. Since then, we have increased our funds available for investment in mortgage loans through the continuing public offering of our units. As a result, no meaningful comparison may be drawn between the results of operations for the transition period ended June 30, 2002 and the results of operations for the year ended December 31, 2001 or between the results of operations for the transition period ended June 30, 2002 and the results of operations for the period from June 14, 2001 through June 30, 2001.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION

Interest income on loans is accrued by the effective interest method. We do not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

REAL ESTATE HELD FOR SALE

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property's estimated fair value, less estimated costs to sell.

INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an "as is basis" or "as completed basis". These appraised values do not reflect immediate sales values which may be substantially different.

ALLOWANCE FOR LOAN LOSSES

When deemed necessary, we will provide an allowance for possible credit losses on mortgage loans. Additions to the allowance are based on an assessment of certain factors including, but not limited to, estimated future losses on the loans and general economic conditions. Additions to the allowance are provided through a charge to earnings. Actual losses on loans are recorded as a charge-off or a reduction to the allowance. Subsequent recoveries of amounts previously charged-off are added back to the allowance.

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2002



                                                         THREE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                             (UNAUDITED)
                                                     --------------------------
                                                         2002           2001
                                                     -----------    -----------
Total revenues....................................   $ 8,853,369    $ 1,094,999
Total expenses....................................     1,014,717             60
                                                     -----------    -----------
Net income........................................   $ 7,838,652    $ 1,094,939
                                                     ===========    ===========
Earnings per unit:
Net income allocated to members per weighted
  average membership units........................   $      0.29    $      0.31
Annualized net interest yield to members (a)......          11.5%          12.4%
Weighted average membership units.................    27,196,217      3,535,728

----------
(a) The annualized net interest yield to unit holders is calculated based upon the net income allocated to unit holders per weighted average units as of September 30, 2002 and 2001 divided by the number of months during the period and multiplied by twelve (12) months, then divided by ten (the $10 cost per unit).

Net income for the three months ended September 30, 2002 and 2001 was derived primarily from interest income on mortgage loans approximating $8.7 million and $1.1 million, respectively.

INVESTMENTS IN MORTGAGE LOANS SECURED BY REAL ESTATE PORTFOLIO

As of September 30, 2002, we invested in mortgage loans secured by real estate approximating $267,733,765. Such loans consisted of seventy-four (74) loans of which sixty-seven (67) loans with an aggregate principal value of $267,699,260 are secured through first deeds of trust and seven (7) loans with an aggregate value of $34,505 are secured through a second deeds of trust.

As of September 30, 2002, the weighted average interest yield on our investment in mortgage loans is 13.3%. These mortgage loans mature over the next 36 months.

RESULTS OF OPERATIONS FOR THE TRANSITION PERIOD ENDED JUNE 30, 2002

                                                                                                FOR THE PERIOD
                                                  FOR THE TRANSITION        FOR THE YEAR       FROM JUNE 14, 2001
                                                        PERIOD                 ENDED                THROUGH
                                                  ENDED JUNE 30, 2002     DECEMBER 31, 2001      JUNE 30, 2001
                                                  -------------------     -----------------      -------------
Total revenues .............................          $11,504,100            $ 3,801,649          $    15,405
Total expenses .............................          $   781,081            $    86,959          $        20
Net income .................................          $10,723,019            $ 3,714,690          $    15,385
Net income allocated to Members per
  weighted average membership units ........          $      0.59            $      0.67          $      0.02
Annualized net interest yield to
  Members(b) ...............................                 11.7%                  12.4%                 4.8%
Weighted average membership units(a) .......           18,326,615              5,548,510              635,912

(a) The weighted average number of outstanding units for the transition period ended June 30, 2002 is calculated based upon the daily number of outstanding units beginning on January 1, 2002. The weighted average number of outstanding units for the year ended December 31, 2001 is calculated based upon the daily number of outstanding units beginning on June 14, 2001. The weighted average number of outstanding units for the period from June 14, 2001 through June 30, 2001 is calculated based upon the daily number of outstanding units beginning on June 14, 2001.

(b) The annualized net interest yield to unit holders is calculated based upon the net income allocated to unit holders per weighted average units then divided by number of months during each period (6.5 months for the year ended December 31, 2001) and multiplied by 12 months, then divided by ten (the $10 cost per unit).

TRANSITION PERIOD ENDED JUNE 30, 2002 COMPARED TO THE YEAR ENDED
DECEMBER 31, 2001

Prior to June 14, 2001, we were a development stage company with no operational activities. We commenced the offering of our units in June 2001; that offering continues. Our financial results reflect the amount of capital we had available for investment in mortgage loans. Our past performance may not be indicative of future results. In June 2002, the Company changed its fiscal year end from December 31 to June 30. The transition period ended June 30, 2002 reflects six months of operating activities as a result of the change in fiscal year end.

Total Revenues. In 2002, total revenues totaled $11.5 million compared to $3.8 million in 2001, an increase of $7.7 million or 203%. Growth in revenue was mainly due to an increase in our investments in mortgage loans of approximately $105 million compared to 2001 primarily as a result of new membership units sold totaling $102 million during 2002. Overall, our average interest yields on our investments in mortgage loans during 2002 have not changed significantly compared to 2001, with average interest yields of 12.5% and 12.4% for 2002 and 2001, respectively.

Total Expenses. In 2002, total expenses totaled $0.8 million compared to $0.1 million for 2001, an increase of $0.7 million or 798%. Increase in total expenses for 2002 mainly related to an allowance for loan losses of $0.5 million and management fees of $0.2 million. We are continually evaluating the quality of our investments in mortgage loan portfolio and based upon future evaluations, may require additional charges to our allowance for loan losses. Management fees will be an annual recurring expense based upon an amount up to 0.25% of aggregate outstanding capital annually.

Net Income. Overall, net income for 2002 totaled $10.7 million compared to $3.7 million for 2001, an increase of $7 million or 187%.

Annualized Net Interest Yield To Members. For 2002, annualized net interest yield to members totaled 11.7% compared to 12.4% for 2001. The decrease in annualized net interest yield to members was primarily related to allowance for loan losses which our Manager decided to establish during the transition period ended June 30, 2002. To date, no specific loans have been written off or written down. See discussion below under "Asset Quality and Loan Reserves."

INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are as follows:

September 30, 2002

                                               NUMBER
                      LOAN                       OF                      AVERAGE      PORTFOLIO    LOAN
                      TYPE                      LOANS      BALANCE    INTEREST RATE  PERCENTAGE  TO VALUE*
                      ----                      -----      -------    -------------  ----------  ---------
     Acquisition and development..........       18    $  73,246,077      13.06%        27.35%     59.17%
     Bridge...............................        4       12,812,972      13.50%         4.79%     63.33%
     Commercial...........................       17       80,368,641      12.24%        30.02%     59.66%
     Construction.........................       21       79,323,598      13.90%        29.63%     58.70%
     Land.................................        9       18,967,591      13.06%         7.08%     46.67%
     Residential..........................        5        3,014,886      14.00%         1.13%     65.80%
                                                ---    -------------     ------        ------     ------
                                                 74    $ 267,733,765      13.30%       100.00%     58.89%
                                                ===    =============     ======        ======     ======

June 30, 2002

                                               NUMBER
                      LOAN                       OF                      AVERAGE      PORTFOLIO    LOAN
                      TYPE                      LOANS      BALANCE    INTEREST RATE  PERCENTAGE  TO VALUE*
                      ----                      -----      -------    -------------  ----------  ---------
     Acquisition and development..........        7       50,177,032      13.86%        22.54%     59.23%
     Bridge...............................        3        7,764,367      14.00%         3.49%     67.43%
     Commercial...........................       18       78,759,650      12.59%        35.39%     60.78%
     Construction.........................       19       59,008,277      14.27%        26.51%     58.36%
     Land.................................       12       22,180,376      12.71%         9.97%     44.31%
     Residential..........................        7        4,668,624      13.08%         2.10%     64.14%
                                               ----    -------------     ------        ------     ------
                                                 66      222,558,326      13.42%       100.00%     59.04%


* Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an "as is basis" or "as completed basis". These appraised values do not reflect immediate sales values which may be substantially different.

September 30, 2002

                                                               PORTFOLIO
                      TYPE                        BALANCE     PERCENTAGE
                      ----                        -------     ----------

     First mortgages.........................   $267,699,260     99.9%

     Second mortgages........................         34,505      0.1%
                                                ------------    ------
                                                $267,733,765    100.00%
                                                ============    ======

June 30, 2002

                                                               PORTFOLIO
                      TYPE                        BALANCE     PERCENTAGE
                      ----                        -------     ----------

     First mortgages.........................    222,513,820     99.98%

     Second mortgages........................         44,506      0.02%
                                                ------------    ------
                                                 222,558,326    100.00%
                                                ============    ======

The following is a schedule of maturities of investments in mortgage loans as of September 30, 2002:

     2002....................................   $ 69,977,496
     2003....................................    191,490,333
     2004....................................      5,260,612
     2005....................................      1,005,324
     2006....................................             --
                                                ------------
                                                $267,733,765
                                                ============

The following is a schedule by geographic location of investments in mortgage loans as of:

September 30, 2002

                                                                PORTFOLIO
                                                   BALANCE     PERCENTAGE
                                                   -------     ----------
     Arizona.................................   $ 35,958,706     13.41%
     California..............................     42,242,786     15.78%
     Hawaii..................................     11,077,275      4.14%
     Idaho...................................      3,441,759      1.29%
     New Mexico..............................         42,495      0.02%
     Nevada..................................     85,104,775     31.79%
     Missouri................................      5,930,650      2.22%
     Texas...................................     83,935,319     31.35%
                                                ------------    ------
                                                $267,733,765    100.00%
                                                ============    ======

June 30, 2002

                                                                PORTFOLIO
                                                   BALANCE     PERCENTAGE
                                                   -------     ----------
     Arizona.................................     37,528,258     16.86%
     California..............................     43,242,770     19.43%
     Hawaii..................................     15,681,746      7.05%
     Idaho...................................      2,855 202      1.28%
     Missouri................................      5,430,000      2.44%
     Nevada..................................     64,641,428     29.04%
     New Mexico..............................         42,495      0.02%
     Texas...................................     53,136,427     23.88%
                                                ------------    ------
                                                 222,558,326    100.00%
                                                ============    ======

We  have  six  mortgage   loan  products   consisting  of  bridge,   commercial,
construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 8% to 17.00%. Revenue by product will fluctuate based upon relative balances during the period.

ASSET QUALITY AND LOAN RESERVES

Some losses may be expected when lending money and the amounts of losses vary as the loan portfolio is affected by changing economic conditions and the financial position of borrowers. There is no precise method of predicting specific losses or amounts that ultimately may be charged off on particular segments of the loan portfolio.

The conclusion that a mortgage loan is uncollectible or that collectibility is doubtful is a matter of judgment. Our Manager, in connection with the quarterly closing of our accounting records and the preparation of our financial statements, evaluates our mortgage loan portfolio to determine if any outstanding loans are uncollectible or impaired and, in such event, whether a loss is probable. The fact that a loan is past due does not necessarily mean that the loan is uncollectible or impaired. Rather, all relevant circumstances are considered by our Manager to determine the probability of loan losses. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters:

     *    prevailing economic conditions;

     *    historical experience;

     *    the nature and volume of the loan portfolio;

     * the borrowers' financial condition and adverse situations that may affect the borrowers' ability to pay;

     *    evaluation of industry trends;

     *    review and  evaluation of loans  identified as having loss  potential;
          and

     * estimated net realizable value of any underlying collateral in relation to the loan amount.

At September 30, 2002, four of our loans totaling $6,513,451 were non-performing (more than 90 days past due on interest payments) and past due on principal. We have commenced foreclosure proceedings on these loans. Our Manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect us against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

In addition to the above-mentioned loans, as of September 30, 2002, our Manager had granted extensions on 12 loans pursuant to the terms of the original loan agreements which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to us from borrowers whose loans had been extended as of September 30, 2002 was approximately $37.7 million. Accordingly, our Manager concluded that no allowance was necessary with respect to such loans.

Our Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Our Manager believes that the allowance for loan losses totaling $750,000 included in the accompanying balance sheet as of September 30, 2002 is adequate to address estimated and expected credit impairment which is considered inherent in our investment in mortgage loans as of that date.

Decisions regarding an allowance for loan losses require judgment about the probability of future events. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of its allowance, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our members.

CAPITAL AND LIQUIDITY

Liquidity  is  a  measure  of  a  company's   ability  to  meet  potential  cash
requirements, including ongoing commitments to fund lending activities and for general operational purposes. We believe that interest earned from both investment loans and cash held at bank institutions in the next twelve months will be sufficient to meet our capital requirements. We do not anticipate the need for hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next twelve months because the Manager will continue to manage our affairs. We may pay the Manager an annual management fee of up to 0.25% of our aggregate capital contributions. Pursuant to our Operating Agreement the maximum amount of management fees the Manager was entitled to receive during the three months ended September 30, 2002 was approximately $162,000.

During the three months ended September 30, 2002, cash flows provided by operating activities approximated $7.6 million. Investing activities consisted of net investments in mortgage loans of $45.2 million (net of loan sales and payoffs on investments in mortgage loans), and investment in certificates of deposit of $1.6 million. Financing activities consisted of capital raised through the sale of units in the amount of $47.4 million, members' withdrawals in the amount of $0.4 million and distributions of $5.5 million (net of reinvestments).

As the offering of our units is continuing, we currently rely upon the sale of units, loan repayments and dividend reinvestments to provide the cash necessary to carry on our business. Our ability to attract investors to purchase our units depends upon a number of factors, some of which are beyond our control. The key factors in this regard include general economic conditions, the conditions of the commercial real estate markets, the availability and attractiveness of alternative investment opportunities, our operating performance and the track record and reputation of our Manager. We believe our ability to attract investors has been enhanced by the high historical yields generated by our mortgage investments and by comparable yields earned by Vestin Fund I which is also managed by our Manager. These yields may continue to be viewed as attractive to the extent that equity markets are viewed as risky or volatile and to the extent that most fixed income investments provide a lower yield. Notwithstanding our high historical yields, our ability to raise additional funds may be impaired by our limited operating history and by the fact that the mortgage loans in which we invest are not federally insured as are certain bank deposits, and are generally illiquid as compared to government or corporate bonds. Thus, our ability to generate high yields is critical to offsetting these disadvantages. Our ability to raise additional funds would likely suffer if the performance of our loan portfolio declines or if alternative investment vehicles offering comparable yields and greater safety and/or liquidity become available.

As of September 30, 2002, members holding approximately 34% of our outstanding units have elected to reinvest their dividends. The level of dividend reinvestment will be depend upon our performance as well as the number of our members who prefer to reinvest rather than receive current distributions of their income.

Any significant level of defaults on our outstanding loans could reduce the funds we have available for investment in new loans. Resulting foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This would diminish our capital resources and would impair our ability to invest in new loans. In addition, any significant level of withdrawals by our members would reduce the capital we have available for investment. Such withdrawals are limited by the terms of our Operating Agreement to not more than 10% per year and are subject to other conditions. To date, our capital resources have not been materially impaired by loan defaults or withdrawals by Members and we believe our current capital resources are sufficient to continue to grow our investment portfolio.

At September 30, 2002, we had $4.5 million in cash, $8.0 million in certificates of deposit, and $308 million in total assets. On the same date, we had a liability due to the Managing Member of approximately $1.0 million. Accordingly, it appears that we have sufficient working capital to meet our operating needs in the near term.

As of September 30, 2002, we recorded liabilities totaling $25.4 million as secured borrowings related to an intercreditor agreement. Certain loans outstanding as of September 30, 2002 have been participated to a third party investor (the "Investor") under the intercreditor agreement. Pursuant to the intercreditor agreement, the Investor may participate in certain loans with Vestin Mortgage, Fund I, and us (collectively, "the Lead Lenders"). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 140").

We maintain working capital reserves of approximately 3% of aggregate members' capital accounts in cash and cash equivalents, and certificates of deposit. This reserve is available to pay expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy unforeseen obligations and for other permitted uses of the working capital. Working capital reserves of up to 3% are included in the funds committed to loan investments in determining what proportion of the offering proceeds and reinvested distributions have been invested in mortgage loans.

FACTORS AFFECTING OUR OPERATING RESULTS

Our business is subject to numerous factors affecting our operating results. In addition to the factors discussed above, our operating results may be affected by:

     RISKS OF INVESTING IN MORTGAGE LOANS

     * Our underwriting standards and procedures are more lenient than conventional lenders in that we will invest in loans to borrowers who will not be required to meet the credit standards of conventional mortgage lenders.

     * We approve mortgage loans more quickly then other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry our Manager performs will not reveal all material facts pertaining to the borrower and the security.

     * Appraisals may be performed on an "as completed" basis. Therefore there is a risk that the borrower will not complete development of the project which may affect the expected value of the property and the loan to value ratio.

     * Our results of operations will vary with changes in interest rates and with the performance of the relevant real estate markets.

     * If the economy is healthy, we expect that more people will be borrowing money to acquire, develop or renovate real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. This could result in a slowdown in real estate lending which may mean we will have fewer loans to acquire, thus reducing the our revenues and the distributions to our Members.

     * If, at a time of relatively low interest rates, a borrower should prepay obligations that have a higher interest rate from an earlier period, investors will likely not be able to reinvest the funds in mortgage loans earning that higher rate of interest. In the absence of a prepayment fee, the investors will receive neither the anticipated revenue stream at the higher rate nor any compensation for their loss. This in turn could harm our reputation and make it more difficult for us to attract investors willing to acquire interests in mortgage loans.

RISK OF DEFAULTS

Our performance will be directly impacted by any defaults on the loans in our portfolio. As noted above, we may experience a higher rate of defaults than conventional mortgage lenders. We seek to mitigate the risk by estimating the rate of the underlying collateral and insisting on low loan to value ratios. However, no assurance can be given that these efforts will fully protect us against losses on defaulted loans. Moreover, during the period of time when a defaulted loan is the subject of foreclosure proceedings, it is likely that we will earn less (if any) income from such loans, thereby reducing our earnings. If we do foreclose on a property, our Manager may determine that the best course of action is to sell such property quickly in order to generate a return of funds to us which may then be used in our lending operations. As a result, we may not receive the best price for the foreclosed property and, in some cases, we may receive less than the amount due to us under the defaulted loan.

COMPETITION FOR BORROWERS

We consider our competitors for borrowers to be the providers of non-conventional mortgage loans, that is, lenders who offer short-term, equity-based loans on an expedited basis for higher fees and rates than those charged by conventional lenders and mortgage loans investors, such as commercial banks, thrifts, conduit lenders, insurance companies, mortgage brokers, pension funds and other financial institutions that offer conventional mortgage loans. Many of the companies against which we compete have substantially greater financial, technical and other resources than we do. Competition in our market niche depends upon a number of factors including price and interest rates of the loan, speed of loan processing, cost of capital, reliability, quality of service and support services.

EFFECT OF FLUCTUATIONS IN THE ECONOMY

Our sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which we concentrate our loans, could result in a decline in the demand for real estate development loans. In order to stay fully invested during a period of declining demand for real estate loans, we may be required to make loans on terms less favorable to us or to make loans involving greater risk to us. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although our lending rates are not directly tied to the Federal Reserve Board's discount rate, a sustained and widespread decline in interest rates will impact the interest we are able to earn on our loans. Since our loans generally do not have prepayment penalties, declining interest rates may also cause our borrowers to prepay their loans and we may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of our borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults we may experience.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, primarily from changes in interest rates. We do not deal in any foreign currencies and do not own any options, futures or other derivative instruments.

Most of our assets consist of investments in mortgage loans. At September 30, 2002, our aggregate investment in mortgage loans was approximately $267,733,765 with a weighted average yield of 13.3%. These mortgage loans mature over the next 36 months. All of the outstanding mortgage loans at September 30, 2002 were fixed rate loans. All of the mortgage loans are held for investment purposes; none are held for sale. None of the mortgage loans have prepayment penalties. Changes in interest rates would not affect the carrying value of our investment in mortgage loans.

For the months ended September 30, 2002, we re-invested an additional $1.6 million in certificates of deposit and other short-term deposit accounts for a total of $8.0 million. We anticipate that approximately 3% of our assets will be held in such accounts as a cash reserve; additional deposits in such accounts will be made as we receive funds from new investors and repayment of loans pending the deployment of such funds in new mortgage loans. We believe that these financial assets do not give rise to significant interest rate risk due to their short term nature.

    FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Balance sheets as of September 30, 2002 (unaudited), and June 30, 2002......  19
Statements of income for the three months ended
  September 30, 2002 (unaudited) and 2001 (unaudited).......................  20
Statement of members' equity for the three months ended
  September 30, 2002 (unaudited)............................................  21
Statements of cash flows for the three months ended
  September 30, 2002 (unaudited) and 2001 (unaudited).......................  22
Notes to financial statements (unaudited)...................................  23

                               VESTIN FUND II, LLC

                                 BALANCE SHEETS

                                                                    (UNAUDITED)
                                                                 SEPTEMBER 30, 2002     JUNE 30, 2002
                                                                 ------------------     -------------
                                     ASSETS
Cash                                                                $  4,471,550         $  2,198,542
Certificates of deposit                                                8,025,000            6,425,000
Interest and other receivables                                         2,852,058            2,189,631
Investment in mortgage loans, net of allowance for loan
  losses of $750,000 and $500,000 at September 30, 2002,
  and June 30, 2002, respectively                                    266,983,765          222,058,326
Receivables under secured borrowing                                   25,362,630                   --
Deferred bond offering costs                                             411,666              255,637
                                                                    ------------         ------------

                                                                    $308,106,669         $233,127,136
                                                                    ============         ============
                         LIABILITIES AND MEMBERS' EQUITY

Liabilities
    Due to Managing Member                                          $    984,730         $    650,765
    Secured borrowing                                                 25,362,630                   --
                                                                    ------------         ------------
        Total liabilities                                             26,347,360              650,765

Members' equity                                                      281,759,309          232,476,371
                                                                    ------------         ------------

        Total liabilities and members' equity                       $308,106,669         $233,127,136
                                                                    ============         ============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                              STATEMENTS OF INCOME

                                   (UNAUDITED)

                                                            FOR THE THREE
                                                             MONTHS ENDED
                                                            SEPTEMBER 30,
                                                      -------------------------
                                                          2002          2001
                                                      -----------   -----------
REVENUES
  Interest income from investment in
    mortgage loans                                    $ 8,683,396   $ 1,051,403
  Other income                                            169,973        43,596
                                                      -----------   -----------
      Total revenues                                    8,853,369     1,094,999
                                                      -----------   -----------
OPERATING EXPENSES
  Interest expense                                        572,978            --
  Management fees to Managing Member                      162,311            --
  Provision for loan losses                               250,000            --
  Other                                                    29,428            60
                                                      -----------   -----------
      Total operating expenses                          1,014,717            60
                                                      -----------   -----------
      NET INCOME                                      $ 7,838,652   $ 1,094,939
                                                      ===========   ===========

Net income allocated to members                       $ 7,838,652   $ 1,094,939
                                                      ===========   ===========
Net income allocated to members per
weighted average membership units                     $      0.29   $      0.31
                                                      ===========   ===========

Weighted average membership units                      27,196,217     3,535,728
                                                      ===========   ===========

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                          STATEMENTS OF MEMBERS' EQUITY

                                   (UNAUDITED)

                                                    UNITS           AMOUNT
                                                -------------    -------------
Members' equity at June 30, 2002                   23,239,836    $ 232,476,371

Issuance of units                                   4,740,901       47,409,008

Distributions                                              --       (7,289,651)

Reinvestments of distributions                        176,176        1,761,760

Members' withdrawals                                  (43,683)        (436,831)

Net income                                                 --        7,838,652
                                                -------------    -------------

Members' equity at September 30, 2002              28,113,230    $ 281,759,309
                                                =============    =============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                            STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                       FOR THE THREE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                      ----------------------------
                                                          2002            2001
                                                      ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $  7,838,652    $  1,094,939
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Increase in interest and other receivables          (662,427)       (511,118)
      Increase in allowance for loan losses                250,000              --
      Increase in other assets                            (156,029)             --
      Increase in due to Managing Member                   333,965          80,000
                                                      ------------    ------------
        Net cash provided by operating activities        7,604,161         663,821
                                                      ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of investments in mortgage loans            (91,554,661)    (64,396,593)
  Purchase of investments in mortgage loans
    from Vestin Fund I, LLC                             (1,150,000)             --
  Proceeds from loan payoff                             30,010,217      21,806,582
  Purchase of investments in mortgage loans
    from related parties                               (17,030,995)             --
  Proceeds received from sale of investments in
    mortgage loans to related parties                   15,700,000              --
  Proceeds received from sale of investments
    in mortgage loans                                   18,850,000              --
  Investment in certificates of deposit                 (1,600,000)     (1,375,000)
                                                      ------------    ------------
        Net cash used in investing activities          (46,775,439)    (43,965,011)
                                                      ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of membership units            47,409,008      46,021,041
  Members' distributions, net of reinvestments          (5,527,891)       (546,794)
  Members' withdrawals                                    (436,831)             --
                                                      ------------    ------------
        Net cash provided by financing activities       41,444,286      45,474,247
                                                      ------------    ------------

        NET INCREASE IN CASH                             2,273,008       2,173,057

CASH, BEGINNING OF PERIOD                                2,198,542       1,857,602
                                                      ------------    ------------

CASH, END OF PERIOD                                   $  4,471,550    $  4,030,659
                                                      ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
  Non-cash financing and investing activities:
    Conversion of deferred offering costs to
      membership units                                $         --    $    677,580
                                                      ============    ============
      Reinvestment of members' distributions          $  1,761,760    $     99,053
                                                      ============    ============
      Distributions payable to Manager                $     33,302    $     21,942
                                                      ============    ============
      Loans funded through secured borrowing          $ 25,362,630    $         --
                                                      ============    ============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                          NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                                   (Unaudited)


NOTE A -- ORGANIZATION

Vestin Fund II, LLC, a Nevada limited liability company (the "Company"), is primarily engaged in the business of mortgage lending. The Company invests in loans secured by real estate through deeds of trust and mortgages. The Company was organized on December 7, 2000 (date of formation) and will continue until December 31, 2020 unless dissolved prior thereto or extended by vote of the members under the provisions of the Company's Operating Agreement.

Prior to June 15, 2001, the Company was a development stage company. On June 13, 2001, the Company's Form S-11/A filed with the Securities and Exchange Commission became effective for the initial public offering of 50,000,000 units at $10 per unit. The Company commenced operations on June 15, 2001. As of September 30, 2002, the Company had sold 26,456,560 units of the 50,000,000 units offered. Additionally, the Company issued 110,000 units to its Manager for offering costs paid by them to unrelated third parties on the Company's behalf. The Company will continue to offer its remaining unsold units to the public for a period of up to two years following the effective date of its Form S-11/A.

The manager of the Company is Vestin Mortgage, Inc. (the "Manager" or "Managing Member"), a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware corporation, whose common stock is publicly held and is traded on the Nasdaq National Market under the symbol "VSTN." The Operating Agreement provides that the Manager has control over the business of the Company; including the power to assign duties, to determine how to invest the Company's assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations.

The financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report on Form 10-K for the transition period ended June 30, 2002.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

In June 2002,  the Company  changed its fiscal year end from December 31 to June
30.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated and expected credit impairment. The Manager's estimate of expected losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may effect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the loan loss allowance. Subsequent recoveries of amounts previously charged off are added back to the allowance.

3. REAL ESTATE HELD FOR SALE

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property's estimated fair value, less estimated costs to sell.

4. INVESTMENTS IN MORTGAGE LOANS

Investments  in  mortgage  loans  are  secured  by trust  deeds  and  mortgages.
Generally, all of the Company's mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost.

NOTE C -- INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are as follows:

September 30, 2002

                                             NUMBER
                     LOAN                      OF                          AVERAGE        PORTFOLIO      LOAN
                     TYPE                     LOANS        BALANCE       INTEREST RATE    PERCENTAGE    TO VALUE*
                     ----                    ------     -------------    -------------    ----------    ---------
     Acquisition and development..........       18     $  73,246,077        13.06%          27.35%       59.17%
     Bridge...............................        4        12,812,972        13.50%           4.79%       63.33%
     Commercial...........................       17        80,368,641        12.24%          30.02%       59.66%
     Construction.........................       21        79,323,598        13.90%          29.63%       58.70%
     Land.................................        9        18,967,591        13.06%           7.08%       46.67%
     Residential..........................        5         3,014,886        14.00%           1.13%       65.80%
                                             ------     -------------       ------          ------       ------
                                                 74     $ 267,733,765        13.30%         100.00%       58.89%
                                             ======     =============       ======          ======       ======

June 30, 2002

                                             NUMBER
                     LOAN                      OF                          AVERAGE        PORTFOLIO      LOAN
                     TYPE                     LOANS        BALANCE       INTEREST RATE    PERCENTAGE    TO VALUE*
                     ----                    ------     -------------    -------------    ----------    ---------
     Acquisition and development..........        7     $  50,177,032       13.86%           22.54%       59.23%
     Bridge...............................        3         7,764,367       14.00%            3.49%       67.43%
     Commercial...........................       18        78,759,650       12.59%           35.39%       60.78%
     Construction.........................       19        59,008,277       14.27%           26.51%       58.36%
     Land.................................       12        22,180,376       12.71%            9.97%       44.31%
     Residential..........................        7         4,668,624       13.08%            2.10%       64.14%
                                             ------      ------------      ------          -------       ------
                                                 66      $222,558,326       13.42%          100.00%       59.04%
                                             ======      ============      ======          =======       ======

* Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an "as is basis" or "as completed basis". These appraised values do not reflect immediate sales values which may be substantially different.

                                     SEPTEMBER 30, 2002   PORTFOLIO    JUNE 30, 2002   PORTFOLIO
                     TYPE                  BALANCE        PERCENTAGE      BALANCE      PERCENTAGE
                     ----                  -------        ----------      -------      ----------
     First mortgages.............       $267,699,260         99.9%      $222,513,820      99.98%
     Second mortgages............             34,505          0.1%            44,506       0.02%
                                        ------------       -------      ------------    -------
                                        $267,733,765        100.00%     $222,558,326     100.00%
                                        ============       =======      ============    =======

The following is a schedule of maturities of investments in mortgage loans as of September 30, 2002:


     2002.............................   $ 69,977,496
     2003.............................    191,490,333
     2004.............................      5,260,612
     2005.............................      1,005,324
     2006.............................             --
                                         ------------
                                         $267,733,765
                                         ============

The following is a schedule by geographic location of investments in mortgage loans as of:

                                     SEPTEMBER 30, 2002   PORTFOLIO    JUNE 30, 2002   PORTFOLIO
                     TYPE                  BALANCE        PERCENTAGE      BALANCE      PERCENTAGE
                     ----                  -------        ----------      -------      ----------
     Arizona.....................       $ 35,958,706        13.41%      $ 37,528,258      16.86%
     California..................         42,242,786        15.78%        43,242,770      19.43%
     Hawaii......................         11,077,275         4.14%        15,681,746       7.05%
     Idaho.......................          3,441,759         1.29%         2,855,202       1.28%
     New Mexico..................             42,495         0.02%            42,495       0.02%
     Nevada......................         85,104,775        31.79%        64,641,428      29.04%
     Missouri....................          5,930,650         2.22%         5,430,000       2.44%
     Texas.......................         83,935,319        31.35%        53,136,427      23.88%
                                        ------------      -------       ------------    -------
                                        $267,733,765       100.00%      $222,558,326     100.00%
                                        ============      =======       ============    =======

The Company has six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 8% to 17%. Revenue by product will fluctuate based upon relative balances during the period.

At September 30, 2002, four of the Company's loans totaling $6,513,451 were non-performing (more than 90 days past due on interest payments) and past due on principal. The Company has commenced foreclosure proceedings on these loans. The Company's Manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect the Company against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

In addition to the above-mentioned loans, as of September 30, 2002, the Company's Manager had granted extensions on 12 loans pursuant to the terms of the original loan agreements which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to the Company from borrowers whose loans had been extended as of September 30, 2002 was approximately $37.7 million. The Company's Manager concluded that no allowance was necessary with respect to these loans.

The Company's Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company's Manager believes that the allowance for loan losses totaling $750,000 included in the accompanying balance sheet as of September 30, 2002 is adequate to address estimated and expected credit losees which are considered inherent in the Company's investment in mortgage loans as of that date.

Decisions regarding an allowance for loan losses require judgment about the probability of future events. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

NOTE D -- RELATED PARTY TRANSACTIONS

As of September 30, 2002, amounts due to the Company's Manager totaling $984,730 is primarily comprised of amounts related to management fees and distributions payable on units owned by the Company's Manager. For the three months ended September 30, 2002, the Company recorded management fees to the Company's Manager of approximately $162,000 and none for the three months ended September 30, 2001. For the same period, the Company also recorded distributions owed to the Company's Manager of $33,302 based upon a total of 110,000 units owned by the Company's Manager.

During the three months ended September 30, 2002, the Company purchased $1,150,000 in investments in mortgage loans from Vestin Fund I, LLC and $17,030,995 from other related parties. For the same period, the Company also sold $18,850,000 to other related parties.

NOTE E -- SECURED BORROWINGS

Certain loans outstanding as of September 30, 2002 have been participated to a third party investor (the "Investor") under an intercreditor agreement. Pursuant to the intercreditor agreement, the Investor may participate in certain loans with Vestin Mortgage, Fund I, and the Company (collectively, "the Lead Lenders"). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 140").

As of September 30, 2002, the Company recorded $25.4 million in secured borrowings pursuant to the intercreditor agreement with the related amounts included in receivables under secured borrowings. For the three month period ended September 30, 2002, the Company recorded interest expense of $573 thousand related to the secured borrowings.

At September 30, 2002, principal and interest payments were current on all loans included in the participation pool. However, in October 2002, the Company entered into foreclosure proceedings on two loans in the participation pool. The Company has continued to remit to the investor the interest due on the participated amounts. The Company does not believe a reserve is necessary for these loans, based on their estimate of the value of the underlying collateral.

NOTE F -- SUBSEQUENT EVENT

In November, 2002, the Company foreclosed on a property in Mesquite, Nevada. The Company's carrying value in this property is $3,395,442. The Company has also commenced legal action against the loan guarantors. The Company does not expect to incur any losses related to this property.

       FINANCIAL STATEMENTS FOR THE TRANSITION PERIOD ENDED JUNE 30, 2002

                                    CONTENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.....................       28
FINANCIAL STATEMENTS
  Balance Sheets.......................................................       30
  Statements of Income.................................................       31
  Statements of Members' Equity........................................       32
  Statements of Cash Flows.............................................       33
  Notes to Financial Statements........................................    34-41
SUPPLEMENTARY INFORMATION
  Report of Independent Certified Public Accountants on
    Supplementary Information..........................................       42
      Mortgage Loans on Real Estate:
      Mortgage Loan Rollforward........................................       43
      Mortgage Loans by Type of Property...............................       44
      Mortgage Loans by Lien Position..................................       45
      Mortgage Loans that Exceed Three Percent of the Portfolio........       46

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF VESTIN FUND II, LLC

We have audited the accompanying balance sheet of Vestin Fund II, LLC (the "Company") as of June 30, 2002, and the related statements of income, members' equity, and cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2001 were audited by other auditors whose report dated February 8, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestin Fund II, LLC as of June 30, 2002, and the results of its operations and its cash flows for the six-month period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Los Angeles, California
September 16, 2002

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

VESTIN GROUP, INC.
MANAGER
VESTIN FUND II, LLC

We have audited the accompanying balance sheets of Vestin Fund II, LLC as of December 31, 2001 and 2000, and the related statements of income, members' equity, and cash flows for the year ended December 31, 2001 and for the period from December 7, 2000 (date of inception) through December 31, 2000. These financial statements are the responsibility of the Company's management and Board of Directors of Vestin Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestin Fund II, LLC, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from December 7, 2000
(date of inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Reno, Nevada
February 8, 2002

                               VESTIN FUND II, LLC

                                 BALANCE SHEETS

                                     ASSETS

                                                                 JUNE 30, 2002   DECEMBER 31, 2001   DECEMBER 31, 2000
                                                                 -------------   -----------------   -----------------
Cash .....................................................        $  2,198,542      $  5,936,951        $         --
Short-term investments-related party .....................                  --         1,675,000                  --
                                                                  ------------      ------------        ------------
   Total cash and cash equivalents .......................           2,198,542         7,611,951                  --
Certificates of deposit ..................................           6,425,000         2,400,650                  --
Interest and other receivables ...........................           2,189,631         1,066,369                  --
Investment in mortgage loans, net of
allowance for loan losses of $500,000 and
$0 at June 30 2002, and December 31, 2001,
respectively .............................................         222,058,326       117,236,471                  --
Deferred offering costs ..................................             255,637           142,448             264,275
                                                                  ------------      ------------        ------------
                                                                  $233,127,136      $128,457,889        $    264,275
                                                                  ============      ============        ============

                         LIABILITIES AND MEMBERS' EQUITY
Liabilities
   Due to Managing Member ................................        $    650,765      $    269,078        $         --
                                                                  ------------      ------------        ------------
      Total liabilities ..................................             650,765           269,078                  --
                                                                  ------------      ------------        ------------
Members' equity -- authorized 50,000,000 units
23,239,836, 12,844,106 and 26,428 units issued and
outstanding at $10 per unit at June 30, 2002, December 31,
2001 and December 31, 2000, respectively .................         232,476,371       128,188,811             264,275
                                                                  ------------      ------------        ------------
    Total members' equity ................................         232,476,371       128,188,811             264,275
                                                                  ------------      ------------        ------------
    Total liabilities and members' equity ................        $233,127,136      $128,457,889        $    264,275
                                                                  ============      ============        ============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                              STATEMENTS OF INCOME

                                                                                                              FOR THE PERIOD FROM
                                                                                                               DECEMBER 7, 2000
                                          TRANSITION PERIOD     FOR THE SIX MONTHS        FOR THE YEAR        (DATE OF INCEPTION)
                                                ENDED           ENDED JUNE 30, 2001           ENDED                 THROUGH
                                            JUNE 30, 2002           (UNAUDITED)         DECEMBER 31, 2001      DECEMBER 31, 2000
                                            -------------           -----------         -----------------      -----------------
REVENUES
  Interest income from investment
  in mortgage loans ..................       $11,288,619            $    15,405            $ 3,801,649            $         --
  Other income .......................           215,481                     --                     --                      --
                                             -----------            -----------            -----------            ------------
    Total revenues ...................        11,504,100                 15,405              3,801,649                      --
                                             -----------            -----------            -----------            ------------
OPERATING EXPENSES
  Management fees to Managing
  Member .............................           236,778                     --                 86,832                      --
  Provision for loan losses ..........           500,000                     --                     --                      --
  Other ..............................            44,303                     20                    127                      --
                                             -----------            -----------            -----------            ------------
    Total operating expenses .........           781,081                     20                 86,959                      --
                                             -----------            -----------            -----------            ------------
      NET INCOME .....................       $10,723,019            $    15,385            $ 3,714,690            $         --
                                             ===========            ===========            ===========            ============
Net income allocated to members ......       $10,723,019            $    15,385            $ 3,714,690            $         --
                                             ===========            ===========            ===========            ============
Net income allocated to members
  per weighted average membership
  units ..............................       $      0.59            $      0.02            $      0.67                      --
                                             ===========            ===========            ===========            ============
Weighted average membership units ....        18,326,615                635,912              5,548,510                      --
                                             ===========            ===========            ===========            ============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                          STATEMENTS OF MEMBERS' EQUITY

                FOR THE TRANSTION PERIOD ENDED JUNE 30, 2002 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                   UNITS             AMOUNT
                                                ------------      ------------
Inception, December 7, 2000 .................             --                --
Issuance of units ...........................         26,428      $    264,275
                                                ------------      ------------
Members' equity at December 31, 2000 ........         26,428      $    264,275
Issuance of units (net of offering costs) ...     12,771,595       126,615,950
Distributions ...............................             --        (2,866,933)
Reinvestments of distributions ..............         47,092           470,920
Members' withdrawals ........................         (1,009)          (10,091)
Net income ..................................             --         3,714,690
                                                ------------      ------------
Members' equity at December 31, 2001 ........     12,844,106      $128,188,811
Issuance of units ...........................     10,202,022       102,020,216
Distributions ...............................             --       (10,392,755)
Reinvestments of distributions ..............        200,909         2,009,092
Members' withdrawals ........................         (7,201)          (72,012)
Net income ..................................             --        10,723,019
                                                ------------      ------------
Members' equity at June 30, 2002 ............     23,239,836      $232,476,371
                                                ============      ============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                            STATEMENTS OF CASH FLOWS

                                                                                                                    FOR THE
                                                                                                                  PERIOD FROM
                                                                                                                DECEMBER 7, 2000
                                                     TRANSITION PERIOD  FOR THE SIX MONTHS     FOR THE YEAR    (DATE OF INCEPTION)
                                                           ENDED        ENDED JUNE 30, 2001        ENDED             THROUGH
                                                       JUNE 30, 2002        (UNAUDITED)      DECEMBER 31, 2001  DECEMBER 31, 2000
                                                       -------------        -----------      -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ........................................  $  10,723,019       $      15,385       $   3,714,690      $          --
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Increase in interest and other receivables ....     (1,123,262)             (8,085)         (1,066,369)                --
      Increase in allowance for loan losses .........        500,000                  --                  --                 --
      Increase in other assets ......................       (113,189)                 --                  --                 --
      Increase in due to Managing Member ............        381,687                  --                  --                 --
                                                       -------------       -------------       -------------      -------------
        Net cash provided by operating activities ...     10,368,255               7,300           2,648,321                 --
                                                       -------------       -------------       -------------      -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of investments in mortgage loans .........   (153,844,526)         (8,473,473)       (133,379,244)                --
  Purchase of investments in mortgage loans
    from Vestin Fund I, LLC .........................       (665,000)                 --         (21,289,763)                --
  Proceeds received from sale of investments
    in mortgage loans to Vestin Fund I, LLC .........             --                  --          10,000,000                 --
  Proceeds from loan payoff .........................     33,495,536                  --          22,405,938                 --
  Purchase of investments in mortgage loans
    from Managing Member ............................    (10,000,000)                 --                  --                 --
  Proceeds received from sale of investments
    in mortgage loans to Managing Member ............             --                  --           4,026,598                 --
  Proceeds received from sale of investments
    in mortgage loans ...............................     25,692,135                  --           1,000,000                 --
  Investment in certificates of deposit .............     (4,024,350)           (250,000)         (2,400,650)                --
                                                       -------------       -------------       -------------      -------------
      Net cash used in investing activities .........   (109,346,205)         (8,723,473)       (119,637,121)                --
                                                       -------------       -------------       -------------      -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of membership units ........    102,020,216          10,573,775         126,880,225                 --
  Members' distributions, net of reinvestments ......     (8,383,663)                 --          (2,349,383)                --
  Members' withdrawals ..............................        (72,012)                 --             (10,091)                --
  Advance from Manager ..............................             --                  --              80,000                 --
                                                       -------------       -------------       -------------      -------------
      Net cash provided by financing activities .....     93,564,541          10,573,775         124,600,751                 --
                                                       -------------       -------------       -------------      -------------
      NET (DECREASE) INCREASE IN CASH ...............     (5,413,409)          1,857,602           7,611,951                 --
CASH, BEGINNING OF PERIOD ...........................      7,611,951                  --                  --                 --
                                                       -------------       -------------       -------------      -------------
CASH, ENDING OF PERIOD ..............................  $   2,198,542       $   1,857,602       $   7,611,951      $          --
                                                       =============       =============       =============      =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Non-cash financing activities:
    Conversion of deferred offering
      costs to membership units .....................  $          --       $     593,026       $     835,725      $     264,275
                                                       =============       =============       =============      =============
    Reinvestment of members' distributions ..........  $   2,009,092       $          --       $     470,920      $          --
                                                       =============       =============       =============      =============
    Deferred debt offering costs paid by Manager ....  $     135,573       $          --       $     142,448      $          --
                                                       =============       =============       =============      =============
    Distributions payable to Manager ................  $      68,961       $          --       $      46,630      $          --
                                                       =============       =============       =============      =============

The accompanying notes are an integral part of these statements.

                               VESTIN FUND II, LLC

                          NOTES TO FINANCIAL STATEMENTS

                       JUNE 30, 2002 AND DECEMBER 31, 2001

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. ORGANIZATION

Vestin Fund II, LLC, a Nevada Limited Liability Company, (the "Company") is primarily engaged in the business of mortgage lending. The Company invests in loans secured by real estate through deeds of trust and mortgages. The Company was organized on December 7, 2000 and will continue until December 31, 2020 unless dissolved prior or extended thereto under the provisions of its Operating Agreement.

On June 13, 2001, the Company's Form S-11/A filed with the Securities and Exchange Commission became effective for the initial public offering of 50,000,000 units at $10 per unit. Consequently, the Company commenced operations on June 14, 2001. As of June 30, 2002, the Company had sold approximately 23,130,000 units of the total 50,000,000 units offered. Additionally, the Company issued 110,000 units to its Manager for offering costs paid by them to unrelated third parties on the Company's behalf. The Company will continue to offer its remaining unsold units to the public for a period of up to two years following the effective date of its Form S-11/A.

The Manager of the Company is Vestin Mortgage, Inc., a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware Corporation whose common stock is publicly held and traded on the Nasdaq National Market under the symbol "VSTN." Through its subsidiaries, Vestin Group, Inc. is engaged in asset management, real estate lending and other financial services. The Operating Agreement provides that the Manager has exclusive control over the business of the Company; including the power to assign duties, to determine how to invest the Company's assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations.

Vestin Mortgage, Inc. is also the Manager of Vestin Fund I, LLC, an entity in the same business as the Company.

In June 2002,  the Company  changed its fiscal year end from December 31 to June
30. The transition period ended June 30, 2002 reflects six months of operating activities as a result of the change in fiscal year end.

See Note E for detail of transactions with the Manager.

2. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

Income tax effects resulting from the Company's operations pass through to the members individually and, accordingly, no provision for income taxes is included in the financial statements.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include interest-bearing and noninterest-bearing bank deposits, money market accounts, short-term certificates of deposit with original maturities of three months or less, and short-term instruments with liquidation provision of one month or less (see Note E).

5. INVESTMENT IN MORTGAGE LOANS

Investment in mortgage loans secured by trust deeds and mortgages are originated by the Manager in accordance with terms contained in the Company's Operating Agreement. Currently, all of the mortgage loans are fixed rate loans with maturities ranging from two months to three years, secured by first or second deeds of trust on properties securing commercial, land, construction, residential, bridge, and acquisition and development loans. Bridge loans provide interim financing (twelve to twenty four months) to enable commercial borrowers to attempt to qualify for permanent financing. Currently, substantially all of the Company's mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has the intent and ability to hold mortgage loans until maturity and, therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Interest income on loans is accrued by the effective interest method.

The Company also invests in mortgage loans that have interest reserves. Loans with interest reserves require the borrowers to maintain interest reserves funded from the principal amount of the loan for a period of time. At June 30, 2002 and December 31, 2001, the Company had outstanding principal on mortgage loans on which interest reserves are maintained of approximately $73,473,000 and $35,700,000, respectively. Interest reserves on such loans amounted to approximately $10,922,000 and $912,000, at June 30, 2002 and December 31, 2001,
respectively.

The Company also sells full or partial interests in loans to related and third parties at the discretion of the Manager. During the transition period ended June 30, 2002 and the year ended December 31, 2001, the Company sold loans to third parties in the amount of $25,700,000 and $1,000,000, respectively. During the year ended December 31, 2001, the Company sold loans to related parties in the amount of approximately $14,000,000. No loans were sold to related parties during the transition period ended June 30, 2002. The sale of all loans resulted in no gain or loss in the accompanying financial statements.

6. REVENUE RECOGNITION

Interest is recognized as revenue when earned according to the terms of the loans, using the effective interest method. The Company does not recognize interest income on loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Cash receipts will be allocated to interest income, except when such payments are specifically designated by the terms of the loan as principal reduction or when management does not believe the Company's investment in the loan is fully recoverable.

7. ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated and expected credit impairment which is considered inherent to the Company's investment in mortgage loans portfolio. The Manager's estimate of expected losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may effect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the reserve are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the loan loss reserve. Subsequent recoveries of amounts previously charged off are added back to the reserve.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board's Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires the determination of fair value of certain of the Company's assets. The following methods and assumptions were used to estimate the fair value of financial statements included in the following categories:

(a) Certificate of Deposits and Short Term Investments: The carrying amount of these instruments are at amortized cost which approximates fair value.

(b) Investment in Mortgage Loans: The carrying value of these instruments, net of the allowance for loan losses, approximates the fair value. The fair value is estimated based upon projected cash flows discounted at the estimated current interest rates at which similar loans would be made.

9. NET INCOME ALLOCATED TO MEMBERS

Net income allocated to members is computed by dividing net income by the weighted average number of membership units outstanding for the year.

10. SEGMENTS

The Company operates as one business segment.

11. RECLASSIFICATION

The statement of cash flows for the year ended December 31, 2001 reflects certain reclassifications, which have no effect on net income, to conform to classifications in the current year.

NOTE B -- FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments with concentration of credit and market risk include cash and loans secured by trust deeds.

The Company maintains cash deposit accounts and certificates of deposit which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. As of June 30, 2002 and December 31, 2001, the Company had $7,414,000 and $7,838,000, respectively, in excess of the federally insured limits.

As of June 30, 2002, 29% of the Company's mortgage loans were in Nevada (compared to 39% at December 31, 2001) and 24% of the Company's investment in mortgage loans were in Texas (compared to 26% at December 31, 2001). As a result of this geographical concentration of the Company's investment in mortgage loans, a downturn in the local real estate markets in Nevada and/or Texas could have a material adverse effect on the Company.

At June 30, 2002, the aggregate amount of loans to the Company's three largest borrowers represented 25% of the Company's total investment in mortgage loans. These mortgage loans consisted of land and commercial loans, located in Arizona and California, with a first lien position, earning between 11% and 14%, outstanding balances of approximately $55,752,000 and maturities from June 2003 through November 2003. At December 31, 2001, the aggregate amount of loans to the Company's three largest borrowers represented 30% of the Company's total investment in mortgage loans. These mortgage loans consisted of acquisition and development and commercial loans, located in Arizona, California, and Hawaii, with a first lien position, earning between 10% and 14%, outstanding balances of approximately $35,658,000 and maturities from November 2001 through October 2003. Because the Company has a significant concentration of credit risk with its three largest borrowers, a default by any of these borrowers could have a material adverse effect on the Company.

Substantially all of the Company's mortgage loans will require the borrower to make a balloon payment of the principal at maturity. The success of a borrower's ability to repay its mortgage loan obligation in a large lump-sum payment may be dependent upon the borrower's ability to refinance the obligation or otherwise raise a substantial amount of cash. An increase in interest rates over the mortgage rate applicable at origination of the loan may have an adverse effect on the borrower's ability to refinance.

NOTE C -- INVESTMENT IN MORTGAGE LOANS

Investments in mortgage loans as of June 30, 2002 are as follows:

     Commercial.....................   $ 78,759,650     35.39%
     Construction...................     59,008,277     26.51%
     Acquisition and development....     50,177,032     22.54%
     Bridge.........................      7,764,367      3.49%
     Land...........................     22,180,376      9.97%
     Residential....................      4,668,624      2.10%
                                       ------------   -------
                                       $222,558,326    100.00%
                                       ============   =======
     First mortgages................   $222,513,820     99.98%
     Second mortgages...............         44,506      0.02%
                                       ------------   -------
                                       $222,558,326    100.00%
                                       ============   =======

The following is a schedule of maturities of investment in mortgage loans as of June 30, 2002 for the fiscal years ending December 31:

     2002 (includes loans with past
       due maturities of $6,513,000)   $ 92,624,193
     2003...........................    123,841,163
     2004...........................      5,083,146
     2005...........................      1,009,824
                                       ------------
                                       $222,558,326
                                       ============

The following is a schedule by geographic location of investment in mortgage loans as of June 30, 2002:

     Arizona........................   $ 37,528,258     16.86%
     California.....................     43,242,770     19.43%
     Hawaii.........................     15,681,746      7.05%
     Idaho..........................      2,855,202      1.28%
     Missouri.......................      5,430,000      2.44%
     Nevada.........................     64,641,428     29.04%
     New Mexico.....................         42,495      0.02%
     Texas..........................     53,136,427     23.88%
                                       ------------   -------
                                       $222,558,326    100.00%
                                       ============   =======

Investment in mortgage loans as of December 31, 2001 are as follows:

     Commercial.....................   $ 50,135,497     42.76%
     Construction...................     25,210,571     21.50%
     Acquisition and development....     18,156,395     15.49%
     Bridge.........................      8,030,064      6.85%
     Land...........................     15,610,554     13.32%
     Residential....................         93,390      0.08%
                                       ------------   -------
                                       $117,236,471    100.00%
                                       ============   =======
     First mortgages................   $117,106,471     99.89%
     Second mortgages...............        130,000      0.11%
                                       ------------   -------
                                       $117,236,471    100.00%
                                       ============   =======

The following is a schedule of maturities of investment in mortgage loans as of December 31, 2001:

     2001 (past maturities).........   $  5,675,873
     2002...........................     99,933,312
     2003...........................     11,627,286
                                       ------------
                                       $117,236,471
                                       ============

The following is a schedule by geographic location of investment in mortgage loans as of December 31, 2001:

     Arizona........................   $ 13,429,333     11.45%
     California.....................     12,030,072     10.26%
     Hawaii.........................     14,915,681     12.72%
     Nevada.........................     45,993,741     39.23%
     New Mexico.....................         42,495      0.04%
     Texas..........................     30,825,149     26.29%
                                       ------------   -------
                                       $117,236,471    100.00%
                                       ============   =======

At December 31, 2001, the Company did not have any loans with payments that were delinquent more than 90 days. At December 31, 2001, the Company had one loan approximating $5,676,000 which was past the scheduled maturity, and which was repaid in full in May 2002. At June 30, 2002, the Company had one loan totaling $42,000 that was both past due on principal and more than 90 days past due on interest. Foreclosure proceedings have been commenced on this loan. At June 30, 2002, the Company also had three loans totaling $6,471,000 that were past due on principal and interest. The borrowers on these loans are companies which are affiliated with one another. The Company commenced foreclosure proceedings on these three loans. However, in August 2002, the borrowers on these three loans filed for voluntary bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Company is pursuing its legal remedies in the Bankruptcy Court and has filed legal action against the personal guarantors. The Company's Manager evaluated these loans with regards to the underlying collateral and financial strength of the personal guarantors, and believes that these borrowers or their guarantors have the ability to repay principal and interest on these loans. Accordingly, the Company's Manager does not believe an allowance for loan losses is necessary for these four loans as of June 30, 2002.

In addition, the Company's Manager granted extensions on fourteen and seven loans as of June 30, 2002 and December 31, 2001, respectively, pursuant to the terms of the original loan agreements which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was twelve months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. However, the Company's Manager only grants extensions when a borrower is in full compliance with the terms of the loan, including, but not limited to, the borrower's obligation to make interest payments on the loan. The aggregate amount due to the Company from borrowers whose loans have been extended as of June 30, 2002 and December 31, 2001 was approximately $41,410,000 and $21,043,000, respectively. As of June 30, 2002, all loans, except for the four loans mentioned above, were current and performing according to their terms.

The Company's Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company's Manager believes that the allowance for loan losses totaling $500,000 included in the accompanying balance sheet as of June 30, 2002 is adequate to address estimated and expected credit impairment which is considered inherent in the Company's investment in mortgage loans as of that date.

The Company has six mortgage loan products consisting of land, construction, commercial building, bridge, residential, and acquisition and development loans. Substantially all mortgage loans have effective interest rates ranging from 8% to 16% and 10% to 16% at June 30, 2002 and December 31, 2001, respectively. Revenue by product will fluctuate based upon relative balances during the period. Due to the similar nature of the effective interest rates in the majority of the Company's loan portfolio, the Company does not report revenues by product type.

NOTE D -- DEFERRED OFFERING COSTS

As of June 30, 2002, deferred offering costs approximating $256,000 related to the Company's continuing efforts in securing a debt security. Upon completion of the debt security offering, the Company will charge the deferred offering costs against the gross proceeds of the debt security offering. However, if the Company does not complete the debt security offering, then such deferred offering costs shall be expensed.

As December 31, 2001 and 2000, deferred offering costs approximating $142,000 and $264,000, respectively, consisted of costs related to the offering of the Company's units. These costs have been charged against the gross proceeds of the units sold.

NOTE E -- REVOLVING LINE OF CREDIT

The Company has a revolving line of credit with a financial institution, which provides for borrowing up to $2,000,000. There was no outstanding balance as of June 30, 2002 and December 31, 2001. The line of credit, which is secured by the Company's certificates of deposit with First Hawaiian Bank, is payable in monthly installments of interest only at 1.50% over the weighted average interest rate paid on the First Hawaiian Bank certificates of deposit (2.51% at June 30, 2002 and 3.75% at December 31, 2001), maturing October 31, 2002. The interest rate will be reset upon the occurrence of either a new drawing on the revolving line of credit or at the maturity of the certificate of deposit. The agreement contains covenants which the Company was in compliance with as of June 30, 2002 and December 31, 2001.

NOTE F -- MEMBERS' EQUITY

1. MEMBERSHIP UNITS

The Manager (in its Capacity as the Initial Member) shall contribute to the capital of the Company such amount as it deems appropriate; provided that the Manager shall be deemed to have contributed to the capital of the Company an amount equal to expenses of the Company incurred in connection with the Offering up to a maximum of $1,100,000, to the extent such expenses are paid by the
Manager to non-affiliated parties (offering expenses). As defined in the Operating Agreement, offering expenses included legal and accounting fees, registration expenses, printing fees and promotional and marketing expenses. As of June 30, 2002, the Manager has contributed to the capital of the Company $1,100,000 in connection with offering costs incurred. The members shall contribute to the capital of the Company an amount equal to $10.00 for each unit subscribed for by each member, with a minimum subscription of 200 units per member. The total Capital contribution of the members will not exceed $500,000,000 not including reinvested distributions.

2. ALLOCATIONS AND DISTRIBUTIONS

In accordance with the Operating Agreement, the Company's profits, gains and losses are to be credited to and charged against each member in proportion to their respective capital accounts as of the close of business on the last day of each calendar month.

Interest received on mortgage loans is distributed monthly to members, members may elect to reinvest their distributions.

Distributions of proceeds from the repayment of principal on a mortgage loan will be made to the members pro rata based on their capital accounts.

3. WORKING CAPITAL RESERVES

The Company is required by the Operating Agreement to maintain working capital reserves of at least 3% of the aggregate capital accounts of the members. This reserve is available to pay any future expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy the Company's unforeseen obligations and for other permitted uses of its working capital. Working capital reserves of up to 3% in cash or cash equivalents, short-term investments and certificates of deposit are excluded from the funds committed to mortgage investments in determining what proportion of the offering proceeds and reinvested distributions have been invested in mortgage loans. As of June 30, 2002 and December 31, 2001, the Company had approximately $8,624,000 and $10,013,000, respectively, for its working capital reserves.

NOTE G -- TRANSACTIONS WITH THE MANAGER AND ITS AFFILIATES

1. FEES PAID BY THE COMPANY

     a. The Company's Manager is entitled to receive from the Company a management fee of up to 0.25% on an annual basis of the aggregate capital contributions, paid monthly in arrears. As of June 30, 2002 and December 31, 2001, management fees to the Manager approximated $237,000 and $87,000, respectively.

     b.   The Manager  may receive  fees for  reselling  foreclosed  properties.
          These fees may not be greater than 3.00% of the proceeds where substantial service has been performed by the Manager. As of June 30, 2002 and December 31, 2001, no such services were required, accordingly, no payments were paid to the Manager.

2. FEES PAID BY BORROWERS

     a. The Manager receives fees of up to 5.00% upon origination of the principal amount of each loan as compensation for loan evaluation and processing. These fees shall be reasonable and shall be payable only for services actually rendered. As of June 30, 2002 and December 31, 2001, the Manager earned loan evaluation and processing fees paid by borrowers in the amount of $101,000 and $65,000, respectively.

     b. The Manager generally originates loans the Company invests in. The Manager acts as broker for which it generally charges loan brokerage and origination fees of approximately 2.00% to 6.00% of the principal amount of each mortgage investment made during the year. As of June 30, 2002 and December 31, 2001, the Manager earned loan brokerage and origination fees paid by borrowers in the amount of $4,770,000 and $3,100,000, respectively.

     c. All of the Company's loans are to be serviced by the Manager, in consideration for which the Manager may receive a negotiated servicing fee annually of the total unpaid principal balance of each mortgage loan serviced. As of June 30, 2002 and December 31, 2001, the Manager earned servicing fees paid by borrowers in the amount of approximately $48,900 and $16,000, respectively.

     d. The Manager may receive loan extension fees of 2.00% to 5.00% of the outstanding principal of extended loans as permitted by local law and local market conditions. As of June 30, 2002 and December 31, 2001, the Manager earned loan extension fees paid by the borrowers in the amount of approximately $361,000 and $791,000, respectively.

3. SHORT-TERM INSTRUMENT IN LTD, INC.

As of December 31, 2001, the Company had an amount totaling $1,675,000 invested in certificates of LTD, Inc., an investment fund owned by the Chief Executive Officer of Vestin Group, Inc. LTD, Inc. is an investment fund offering 2001-Prime Plus One Certificates ("Certificate"), earning 5.75% at December 31, 2001. The terms of the Certificates provide the subscriber repayment of their funds in full or in part upon a thirty (30) day written request. In March 2002, the Company liquidated its investment in these certificates resulting in no gain or loss. The Certificates were recorded on the balance sheet as of December 31, 2001 as short-term investments -- related party.

4. PURCHASE OF LOANS FROM VESTIN FUND I, LLC

During the transition period ended June 30, 2002 and year ended December 31, 2001, the Company purchased $665,000 and $21,290,000, respectively, in mortgage loans from Vestin Fund I, LLC, a company managed by the Manager.

5. DUE TO THE MANAGER

Due to the Manager at June 30, 2002 consisted of $298,000 in advances, and unpaid management fees and distributions payable totaling $353,000 on units owned by the Manager. Due to the Manager at December 31, 2001 consisted of $222,448 advances by the Manager and of distributions payable to the Manager in the amount of $46,630. These advances do not accrue interest and are due on demand.

6. OTHER TRANSACTIONS WITH THE MANAGER

During the transition period ended June 30, 2002, the Company and Vestin Fund I, LLC made a mortgage loan in the amount of $130,500 and $3,000,000, respectively, for a total of $3,130,500 to an independent borrower who used the proceeds of the loan to purchase a property from the Company's Manager which the Company's Manager had previously acquired through foreclosure proceedings. The loan from the Company to such independent borrower is interest only, payable monthly at an annual rate of 10% with the principal due in June 2003. The transaction resulted in a deferred gain of approximately $367,000 to the Company's Manager. The terms of the loan to such third party borrower were negotiated by the Company's Manager; such terms were not reviewed by any independent parties.

During the transition period ended June 30, 2002, the Company purchased $10,000,000 in mortgage loans from the Company's Manager at their historical cost pursuant to Section 4.4.1 of the Company's Operating Agreement.

The Manager may purchase from the Company the interest receivable or principal on delinquent loans held by the Company. The Company shall not sell a foreclosed property to the Manager or to another program in which the Manager or its affiliates has an interest. As of June 30, 2002 and December 31, 2001, no such transactions occurred.

             NOTE G -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following schedule is a selected quarterly financial data for the transition period ended June 30, 2002:

                                                  FIRST        SECOND       JUNE 30,
                                                 QUARTER       QUARTER        2002
                                               -----------   -----------   -----------
     Revenues................................  $ 4,732,343   $ 6,771,757   $11,504,100
     Expenses................................      103,599       677,482       781,081
                                               -----------   -----------   -----------
     Net income..............................  $ 4,628,744   $ 6,094,275   $10,723,019
                                               ===========   ===========   ===========
     Net income allocated to members per
     weighted average membership units ......          .29           .29           .59
     Weighted average membership units.......   15,749,588    20,875,319    18,326,615

The following schedule is a selected quarterly financial data for the year ended December 31, 2001:

                                     FIRST       SECOND         THIRD        FOURTH
                                    QUARTER      QUARTER       QUARTER       QUARTER        YEAR
                                  ----------   -----------   -----------   -----------   -----------
     Revenues .................   $       --   $    15,405   $ 1,094,999   $ 2,691,245   $ 3,801,649
     Expenses .................           --            20            60        86,879        86,959
                                  ----------   -----------   -----------   -----------   -----------
     Net income ...............   $       --   $    15,385   $ 1,094,939   $ 2,604,366   $ 3,714,690
                                  ==========   ===========   ===========   ===========   ===========
     Net income allocated to
       members per weighted
       average membership units           --           .02           .31           .31           .67
     Weighted average
       membership units .......           --       635,912     3,535,728     8,466,617     5,548,510


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION

VESTIN GROUP, INC.
MANAGER
VESTIN FUND II, LLC

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Vestin Fund II, LLC, as of December 31, 2001 and 2000, for the year ended December 31, 2001 and for the period from December 7, 2000 (date of inception) through December 31, 2000, which are presented in the preceding section of this report. The supplementary information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Reno, Nevada
February 8, 2002

                                                                      SCHEDULE I

                               Vestin Fund II, LLC

                          MORTGAGE LOANS ON REAL ESTATE
                            MORTGAGE LOAN ROLLFORWARD

BALANCE, DECEMBER 7, 2000 ......................................    $         --
   Additions during the period
      New mortgage loans .......................................              --
   Deductions during the period
      Collections of principal Mortgage loans sold .............              --
                                                                    ------------
BALANCE, DECEMBER 31, 2000 .....................................              --
   Additions during the period
      New mortgage loans .......................................     154,669,007
   Deductions during the period
      Collections of principal .................................      22,405,938
      Mortgage loans sold ......................................      15,026,598
                                                                    ------------
BALANCE, DECEMBER 31, 2001 .....................................     117,236,471
   Additions during the period
      New mortgage loans .......................................     153,844,526
      Mortgage loans bought ....................................      10,665,000
   Deductions during the period
      Collections of principal .................................      33,495,536
      Mortgage loans sold ......................................      25,692,135
                                                                    ------------
                                                                     105,321,855
                                                                    ------------
BALANCE, JUNE 30, 2002 .........................................    $222,558,326
                                                                    ============

                                                                     SCHEDULE II

                               Vestin Fund II, LLC
                          MORTGAGE LOANS ON REAL ESTATE
                       MORTGAGE LOANS BY TYPE OF PROPERTY

As of June 30, 2002:

                                                                 FACE AMOUNT OF    CARRYING AMOUNT    MATURITY    AMOUNT SUBJECT
TYPE OF PROPERTY                               INTEREST RATE        MORTGAGE         OF MORTGAGE        DATE      TO DELINQUENCY
----------------                               -------------        --------         -----------        ----      --------------
Commercial...............................          10%-14.5%      $185,186,000      $ 78,759,650      7/02-3/05    $         --
Construction.............................         13%-15.75%      $193,311,000      $ 59,008,277      6/02-6/04    $  3,437,937
Acquisition and Development..............           8%-15.5%      $ 90,708,000      $ 50,177,032      2/02-3/03    $  3,075,514
Land.....................................          10%-15.5%      $ 34,220,500      $ 22,180,376      7/02-6/03    $         --
Bridge...................................                14%      $ 17,725,000      $  7,764,367      6/02-5/03    $         --
Residential..............................             8%-14%      $  6,460,050      $  4,668,624      8/02-5/03    $         --

As of December 31, 2001:

                                                                 FACE AMOUNT OF    CARRYING AMOUNT    MATURITY    AMOUNT SUBJECT
TYPE OF PROPERTY                               INTEREST RATE        MORTGAGE         OF MORTGAGE        DATE      TO DELINQUENCY
----------------                               -------------        --------         -----------        ----      --------------
Commercial...............................            10%-15%      $113,333,500      $  50,135,497    3/02-10/03    $         --
Construction.............................            14%-15%      $ 75,330,000      $  25,210,571    1/02-12/02    $         --
Acquisition and Development..............            13%-16%      $ 52,913,043      $  18,156,395         12/02    $         --
Land.....................................            10%-15%      $ 20,325,000      $  15,610,554   12/01-12/02    $         --
Bridge...................................                14%      $ 31,500,000      $   8,030,064    11/01-1/02    $         --
Residential..............................                14%      $  1,300,000      $      93,390          5/02    $         --

                                                                    SCHEDULE III

                               Vestin Fund II, LLC

                          MORTGAGE LOANS ON REAL ESTATE
                         MORTGAGE LOANS BY LIEN POSITION

As of June 30, 2002:

                                   FACE AMOUNT OF                    CARRYING AMOUNT     MATURITY     AMOUNT SUBJECT TO
LIEN POSITION                         MORTGAGE       INTEREST RATE     OF MORTGAGE         DATE          DELINQUENCY
-------------                         --------       -------------     -----------         ----          -----------
1st............................     $527,610,550         8%-16%       $222,513,820       2/02-3/05       $ 6,513,451
2nd............................     $ 53,113,000        10%-15%       $     44,506      6/02-11/03       $        --

As of December 31, 2001:

                                   FACE AMOUNT OF                    CARRYING AMOUNT     MATURITY     AMOUNT SUBJECT TO
LIEN POSITION                         MORTGAGE       INTEREST RATE     OF MORTGAGE         DATE          DELINQUENCY
-------------                         --------       -------------     -----------         ----          -----------
1st............................     $280,673,543        10%-16%       $117,106,471     11/01-10/03       $        --
2nd............................     $ 14,028,000        10%-15%       $    130,000     12/01-12/02       $        --

                                                                     SCHEDULE IV

                               Vestin Fund II, LLC

                          MORTGAGE LOANS ON REAL ESTATE
                    MORTGAGE LOANS THAT EXCEED THREE PERCENT
                                OF THE PORTFOLIO

As of June 30, 2002:

                                                                                                                           AMOUNT
                                        INTEREST                        LIEN      FACE AMOUNT OF   CARRYING AMOUNT OF    SUBJECT TO
DESCRIPTION OF LOAN                       RATE      MATURITY DATE     POSITION       MORTGAGE           MORTGAGE         DELINQUENCY
-------------------                       ----      -------------     --------       --------           --------         -----------
Commercial..........................     13.00%        11/25/03      1st & 2nd*    $ 29,000,000       $ 19,000,000         $   --
Commercial..........................     11.00%      10/22/2003            1st     $ 15,150,000       $ 12,664,188         $   --
Acquisition and Development.........     14.00%       9/10/2002            1st     $ 18,000,000       $ 10,852,154         $   --
Land................................     14.00%       7/30/2002            1st     $ 12,500,000       $  8,000,000         $   --
Acquisition and Development.........     14.00%        06/28/03            1st     $ 32,000,000       $ 24,088,072         $   --
Construction........................     15.75%       8/25/2002            1st     $ 14,000,000       $  6,900,133         $   --
Commercial..........................     10.00%      12/11/2002      1st & 2nd*    $ 13,245,000       $  7,995,000         $   --

* 2nd lien position of each loan totals $5,000.

As of December 31, 2001:

                                                                                                                           AMOUNT
                                        INTEREST                        LIEN      FACE AMOUNT OF   CARRYING AMOUNT OF    SUBJECT TO
DESCRIPTION OF LOAN                       RATE      MATURITY DATE     POSITION       MORTGAGE           MORTGAGE         DELINQUENCY
-------------------                       ----      -------------     --------       --------           --------         -----------
Commercial..........................     10.00%         12/11/02         1st       $ 13,245,000       $ 12,995,000         $   --
Commercial..........................     11.00%       10/22/2003         1st       $ 15,150,000       $ 11,627,286         $   --
Acquisition and Development.........     14.00%        9/10/2002         1st       $ 18,000,000       $ 11,036,089         $   --
Land................................     14.00%         04/30/02         1st       $ 12,500,000       $  8,000,000         $   --
Commercial..........................     14.00%       10/26/2002         1st       $  7,840,000       $  7,445,245         $   --
Construction........................     15.00%          2/25/02         1st       $ 14,000,000       $  6,210,625         $   --
Bridge..............................     14.00%         11/27/01         1st       $ 20,000,000       $  5,675,873         $   --
Construction........................     14.25%           1/1/02         1st       $  5,350,000       $  4,703,590         $   --
Commercial..........................     12.50%         11/29/02         1st       $  6,412,500       $  4,612,500         $   --
Commercial..........................     14.00%          6/29/02         1st       $  5,250,000       $  4,246,000         $   --
Commercial..........................     14.00%          11/7/02         1st       $ 45,000,000       $  3,879,592         $   --